UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

64031N 10 8
(CUSIP Number)

12/31/2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Deborah Bartels

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of    5) Sole Voting Power    1,297,040 (1)
Shares
Beneficially
Owned        6) Shared Voting Power    671,238 (1) (2)
by Each
Reporting
Person        7) Sole Dispositive Power    1,297,040 (1)
With:

8) Shared Dispositive Power    671,238 (1) (2)

9)	Aggregate Amount Beneficially
Owned by Each Reporting Person    1,968,278 (1) (2)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)    [ ]

11)	Percent of Class Represented by Amount in Row (9) 5.6%

12)	Type of Reporting Person (See Instructions) IN

(1)	All amounts in Items 5-9 are as of December 31, 2012.

(2)
Includes (i) a total of 120,767 shares of Class A common stock held in managed agency accounts for the reporting person and her spouse by Union Bank and Trust Company ("Union Bank"), which is controlled by Farmers & Merchants Investment Inc., of which the reporting person's brother, Michael S. Dunlap, and sister, Angela L. Muhleisen, are directors, executive officers, and significant shareholders; (ii) 217,150 shares held by the reporting person's spouse; (iii) a total of 173,321 shares of Class A common stock held by Union Bank as trustee for grantor retained annuity trusts ("GRATs") established by the reporting person and her spouse; and (iv) a total of 160,000 shares of Class A common stock held by Union Bank as trustee for irrevocable trusts established by the reporting person and her spouse, of which the adult sons of the reporting person and her spouse are the initial beneficiaries (the "Dynasty Trusts"). The reporting person disclaims beneficial ownership of the shares held in the GRATs and the Dynasty Trusts except to the extent that the reporting person actually has or shares voting power or dispositive power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

Item 1.

(a)    Name of Issuer:

Nelnet, Inc.

(b)    Address of Issuer's Principal Executive Offices:

121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

Item 2.

(a)    Name of Person Filing:

Deborah Bartels

(b)    Address of Principal Business Office or, if none, Residence:

121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

(c)    Citizenship:

United States

(d)    Title of Class of Securities:

Class A Common Stock

(e)    CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:
1,968,278

(b)	Percent of class:
5.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
1,297,040 (1)

(ii)	Shared power to vote or to direct the vote:
671,238 (2)

(iii)	Sole power to dispose or to direct the disposition of:
1,297,040 (3)

(iv)	Shared power to dispose or to direct the disposition of:
671,238 (4)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As discussed in footnote (2) for Items 6), 8), and 9) above, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive dividends from, and the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

(1)    See footnote for Item 5) above.

(2)    See footnotes for Item 6) above.

(3)    See footnote for Item 7) above.

(4)    See footnotes for Item 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

Deborah Bartels

By: /s/ William J. Munn
Name: William J. Munn
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed as an exhibit to this statement and incorporated herein by reference.